SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 27, 2005
Shaw Communications Inc.

By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

MEDIA RELEASE

SHAW SUPPORTS PROTECTION OF INTERNET PRIVACY RIGHTS

CALGARY, AB (May 26, 2005) — Shaw Communications Inc. today welcomed last week’s Federal Court of Appeal decision that confirmed the right to privacy for Canada’s Internet users. The Court rejected the Canadian Recording Industry Association (CRIA) appeal of an earlier ruling that was seeking personal information about Internet Service Provider (ISP) customers allegedly sharing and swapping music over the Internet.

“We’ve been consistent in our strong opposition to this court challenge and are pleased with the outcome of the appeal,” said Peter Bissonnette, President of Shaw Communications Inc. “We were the first ISP in Canada to stand up for customer privacy in this case and we will continue to protect and respect our customers’ fundamental right to privacy.”

In March 2004, the Federal Court of Canada initial decision stated that Canadian ISPs like Shaw are not required to disclose personal information about their Internet customers to representatives of CRIA. The Court’s decision was a clear statement about the importance of online privacy for Canadian Internet users. CRIA was seeking to overturn that decision, but the appeal was denied.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet, Digital Phone and satellite direct-to-home (“DTH”) services to approximately 3.0 million customers. Shaw is traded on the Toronto and New York stock exchanges and is a member of the S&P/TSX 60 index (Symbol: TSX – SJR.NV.B, NYSE – SJR).

For more information, please contact:
Peter Bissonnette
Shaw Communications Inc.
(403) 750-4500